Washington, D.C. 20549
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934
Jones Soda Co.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
480 23 P106
(CUSIP Number)
August 20, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 480 23 P106	Schedule 13G	Page 2 of 4 Pages

1.	Names of Reporting Persons __________	Jennifer L. Cue

2.	Check Appropriate Box if a Member of a Group:
	(a)

	(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization	United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.Sole Voting Power	2,126,360
	6.Shared Voting Power	-0-
	7.Sole Dispositive Power	2,126,360
	8.Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,126,360

10.	Check Box if Aggregate Amount in Row “9” Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row “9”	5.2%
12.	Type of Reporting Person	IN

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CUSIP NO. 480 23 P106	Schedule 13G	Page 3 of 4 Pages

Item 1.	(a)Name of Issuer	Jones Soda Co.
	(b)Address of Issuer’s Principal Executive Offices	1000 First Avenue South, Suite 100 Seattle, Washington 98134
Item 2.	(a)Name of Person Filing	Jennifer L. Cue
	(b)Address of Principal Business Office or, if none, Residence	1000 First Avenue South, Suite 100 Seattle, Washington 98134
	(c)Citizenship	United States citizen
	(d)Title of Class of Securities	Common Stock
	(e)CUSIP Number	480 23 P106
Item 3.	If this Statement is Filed Pursuant §§ 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

	(f)	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

	(g)	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

	(h)	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	Church plan excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

	(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership
	(a)Amount beneficially owned	2,126,360(1)
	(b)Percent of class	5.2%(2)
(c)Number of shares as to which the person has:
	(i)sole power to vote or direct the vote	2,126,360(1)
	(ii)shared power to vote or to direct the vote	-0-
	(iii)sole power to dispose of or direct disposition	2,126,360(1)
	(iv)shared power to dispose of or direct disposition	-0-
	(1)	The 2,126,360 shares beneficially owned by Ms. Cue consist of (a) 2,106,360 shares owned directly, and (b) 20,000 shares subject to options currently exercisable by Ms.Cue.
(2)

Calculated in accordance with Exchange Act Rule 13d-3; based on a total of 40,989,962 shares of common stock, consisting of 40,969,962 shares outstanding as of close of business on August 31, 2014, plus 20,000 shares subject to options granted to Ms. Cue, which are currently exercisable.

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CUSIP NO. 480 23 P106	Schedule 13G	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person	[not applicable]
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company of Control Person……	[not applicable]
Item 8.	Identification and Classification of Members of Group	[not applicable]
Item 9.	Notice of Dissolution of Group	[not applicable]
Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014
(Date)
/s/ Jennifer L. Cue
(Signature)

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